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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 333-116083

XYRATEX LTD

(Translation of registrant's name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

        Note: Regulations S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
Date	August 3, 2004	By:	/s/ Richard Pearce
Chief Financial Officer

*
Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for Second Quarter 2004
Revenue growth of 43% year over year

        Havant, UK—August 3—Xyratex Ltd. (Nasdaq: XRTX) today announced results for the second quarter, ended May 31st, 2004, with revenues totaling $108.1 million, an increase of 43% compared to revenues of $75.4 million for the same period last year.

        For the second fiscal quarter, GAAP net income increased 13% to $5.1 million from $4.5 million in the prior year. On a fully diluted basis, this equates to an earnings per share* of $0.20 in the second quarter of 2004, compared to $0.19 in the quarter ended May 31, 2003. Gross margin in the second quarter was 21.5%, substantially unchanged from the prior year.

        "I am extremely pleased with Xyratex's second quarter revenues and net income. We continue to gain market share with our customers. We believe this is driven by our strategy of investing in critical new technology that offers customers new sources of value to further enable their competitiveness in the marketplace," said Steve Barber, CEO of Xyratex. "We are seeing the results of earlier investments such as our new family of SATA storage enclosures and Process Automation technology driving our growth today. We plan to build on this success even further by investing in current and emerging market opportunities that will fuel growth in the future."

        Operating income for the second quarter was $7.0 million, representing an increase 47% from operating income of $4.7 million for the second quarter of last year. On a non-GAAP basis, excluding the amortization of intangible assets and IPO costs, operating income would have been $7.8 million for the second quarter 2004, an increase of 64% compared to the same period a year ago.

        Xyratex successfully completed its initial public offering of common stock on June 29, 2004, raising $48.0 million of net proceeds for the Company after underwriters' fees.

        "The proceeds from our recent IPO have significantly improved our balance sheet and provide us with the opportunity to continue to invest and acquire important technology going forward that will create even more opportunities for Xyratex to grow," said Mr. Barber.

*
Earnings per share is pro forma for the conversion of Xyratex Group Limited ordinary shares into Xyratex Ltd Common Shares on the completion of our IPO.

Quarterly Highlights

  •
  Shipped over 26 Petabytes of Storage Systems in the second quarter illustrating the continuing demand for storage technology.

  •
  Introduced at Storage Networking World what we believe to be the fastest transaction storage enclosure in the world. The new storage system technology integrates thirty 2.5 inch enterprise drives into a 2U Storage enclosure.

  •
  Announced at Storage and Networking World our third generation of Switched Bunch of Disks (SBOD) storage technology introducing the 4Gb/sec Fibre Channel technology into the Xyratex product lines.

  •
  Successfully integrated the recent acquisition of ZT Automation.

Conference Call Information

        The Xyratex quarterly results conference call will be broadcast live via the internet http://www.xyratex.com/investors on Tuesday August 3, 2004 at 5:30 am Pacific Time/8:30 a.m. Eastern Time. The press release will be posted to the company web site www.xyratex.com.

        A replay will be available through August 10, 2004 following the live call by dialing (888) 286-8010 in the United States and (617) 801-6888 outside the United States, replay code 70273266.

Safe Harbor Statement

        The foregoing information contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission (File No. 333-116083). In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

        Xyratex is a leading provider of enterprise data storage subsystems and network technology. The Company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

        Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

    Xyratex Investor Relations

    Brad Driver
    Tel: +1 (408) 325-7260
    Email: investor_relations@xyratex.com
    Website: www.xyratex.com

    Xyratex Public Relations

    Curtis Chan
    CHAN & ASSOCIATES, INC.
    Tel: +1 (714) 447-4993
    Email: cj_chan@chanandassoc.com

XYRATEX GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	May 31, 2004	May 31, 2003	May 31, 2004	May 31, 2003
	(US dollars in thousands, except per share amounts)
Revenues	$108,122	$75,445	$227,407	$161,686
Cost of revenues	84,884	59,209	175,259	125,926
Gross profit	23,238	16,236	52,148	35,760

Operating expenses:
Research and development—development arrangement	—	—	(6,000)	—
Research and development—other	9,222	6,421	17,172	11,888
Selling, general and administrative	6,257	5,091	12,583	9,407
Amortization of intangible assets	362	—	394	—
Other costs	439	—	1,863	—

Total operating expenses	16,280	11,512	26,012	21,295

Operating income	6,958	4,724	26,136	14,465
Interest income (expense), net	(20)	(110)	828	(226)

Income from continuing operations before income taxes	6,938	4,614	26,964	14,239
Provision for income taxes	1,881	151	4,036	344

Net income (loss) from continuing operations	5,057	4,463	22,928	13,895
Loss from discontinued operations (net of taxes of zero)	—	—	—	(254)
Loss from sale of discontinued operations (net of taxes of zero)	—	—	—	(185)

Net income	$5,057	$4,463	$22,928	$13,456

Net earnings (loss) per class B ordinary and preferred ordinary share—basic and diluted:
Net income from continuing operations	$0.46	$2.40	$2.07	$7.49
Loss from discontinued operations, net of income tax	—	—	—	(0.14)
Loss from sale of discontinued operations, net of income tax	—	—	—	(0.10)

Net earnings per class B ordinary and preferred ordinary share	$0.46	$2.40	$2.07	$7.25

Weighted-average class B preferred ordinary shares and class B ordinary shares (in thousands), respectively used in computing net earnings per share:
Basic and diluted	11,099	1,856	11,099	1,856

Pro forma basic net earnings per common share from continuing operations	$0.20	$0.20	$0.97	$0.61

Pro forma diluted net earnings per common share from continuing operations	$0.20	$0.19	$0.94	$0.60

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	25,146	22,669	23,628	22,669

Diluted	25,822	23,158	24,421	23,171

XYRATEX GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,
			November 30, 2003
	2004	2004
	(US dollars and amounts in thousands)
	Unaudited pro forma shareholders' equity of Xyratex Ltd
ASSETS
Current assets:
Cash and cash equivalents		$77	$2,008
Accounts receivable, net of allowance for doubtful accounts of $172 and $371		47,689	40,866
Inventories		45,013	37,849
Prepaid expenses		4,217	2,099
Deferred income taxes		4,926	3,429
Supplier note receivable		3,000	—
Other current assets		5,821	5,294

Total current assets		110,743	91,545
Property, plant and equipment, net		12,096	10,403
Supplier note receivable		3,000	—
Intangible assets, net		7,885	—
Deferred income taxes		4,529	9,323

Total assets		$138,253	$111,271

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable		$45,232	$40,465
Acquisition note payable		2,000	—
Short-term borrowings		7,974	4,133
Customer advance		153	1,073
Employee compensation and benefits payable		8,284	12,421
Deferred revenue		3,618	9,810
Income taxes payable		549	315
Deferred income taxes		457	354
Other accrued liabilities		10,893	8,699

Total current liabilities		79,160	77,270
Long-term debt		13,000	15,000

Total liabilities		92,160	92,270

Shareholders' equity:
Ordinary Shares (in thousands), par value £0.01 per share:
Class B preferred ordinary shares; 11,099 shares authorized, 11,099 and 11,099 shares issued and outstanding		169	169
Class A preferred ordinary shares; 16,325 shares authorized, 10,257 and 8,845 shares issued and outstanding		159	133
Class C ordinary shares; 2,576 shares authorized, 2,576 and Nil shares issued and outstanding		47	—
23,878 common shares of Xyratex Ltd (in thousands), par value $0.01 per share	239	—	—
Additional paid-in capital	99,343	99,207	95,025
Accumulated other comprehensive income	2,015	2,015	2,106
Accumulated deficit	(55,504)	(55,504)	(78,432)

Total shareholders' equity	46,093	46,093	19,001

Total liabilities and shareholders' equity		$138,253	$111,271

XYRATEX GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	May 31, 2004	May 31, 2003
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing operations	$22,928	$13,895
Adjustments to reconcile net income from continuing operations to net cash used in operating activities:
Depreciation	2,516	2,324
Amortization of intangible assets	394	—
Bonus paid by trust	—	227
Loss (gain) on sale of assets	(36)	13
Supplier note receivable	(6,000)	—
Net unrealized gain (loss) on financial instruments	(91)	1,299
Changes in assets and liabilities, net of impact of acquisitions and divestitures:
Accounts receivable	(4,728)	6,786
Inventories	(4,083)	2,667
Prepaid expenses and other current assets	(2,415)	(1,380)
Accounts payable	2,416	(10,757)
Customer advance	(920)	(307)
Employee compensation and benefits payable	(4,137)	(2,647)
Deferred revenue	(9,362)	3,527
Income taxes payable	234	(928)
Deferred income taxes	3,400	93
Amount payable to related party	—	(139)
Other accrued liabilities	1,602	2,435

Net cash provided by operating activities	1,718	17,108

Cash flows from investing activities:
Investments in property, plant and equipment	(3,766)	(2,349)
Dispositions of property, plant and equipment	36	—
Disposal of business, net of cash disposed and costs of disposition	—	(325)
Acquisition of business, net of cash received	(6,015)	—

Net cash used in investing activities	(9,745)	(2,674)

Cash flows from financing activities:
Net proceeds from (payments of) short-term borrowings	3,841	(4,763)
Payments of long-term borrowings	(2,000)	(7,850)
Proceeds from issuance of ordinary shares	4,255	—

Net cash provided by (used in) financing activities	6,096	(12,613)
Net cash used in discontinued operations	—	(906)

Change in cash and cash equivalents	(1,931)	915
Cash and cash equivalents at beginning of period	2,008	455

Cash and cash equivalents at end of period	$77	$1,370

XYRATEX GROUP LIMITED
UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP May 31, 2004	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2004
	(US dollars in thousands, except per share amounts)
Revenues	$108,122		$108,122
Cost of revenues	84,884		84,884
Gross profit	23,238		23,238

Operating expenses:
Research and development—other	9,222		9,222
Selling, general and administrative	6,257		6,257
Amortization of intangible assets	362	(362)	—
Other costs	439	(439)	—

Total operating expenses	16,280		15,479

Operating income	6,958		7,759
Interest income (expense), net	(20)		(20)

Income from continuing operations before income taxes	6,938		7,739
Provision for income taxes	1,881	109	1,990

Net income	$5,057		$5,749

Net earnings per class B ordinary and preferred ordinary share — basic and diluted	$0.46		$0.52

Weighted-average class B preferred ordinary shares and class B ordinary shares (in thousands), respectively used in computing net earnings per share:
Basic and diluted	11,099		11,099

Pro forma basic net earnings per common share from continuing operations	$0.20		$0.23

Pro forma diluted net earnings per common share from continuing operations	$0.20		$0.22

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	25,146		25,146

Diluted	25,822		25,822

XYRATEX GROUP LIMITED
UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

	Six Months Ended
	GAAP May 31, 2004	Non-GAAP Adjustment (a)	Non-GAAP May 31, 2004
	(US dollars in thousands, except per share amounts)
Revenues	$227,407		$227,407
Cost of revenues	175,259		175,259
Gross profit	52,148		52,148

Operating expenses:
Research and development—development arrangement	(6,000)	6,000	—
Research and development—other	17,172		17,172
Selling, general and administrative	12,583		12,583
Amortization of intangible assets	394	(394)	—
Other costs	1,863	(1,863)	—

Total operating expenses	26,012		29,755

Operating income	26,136		22,393
Interest income (expense), net	828	(933)	(105)

Income from continuing operations before income taxes	26,964		22,288
Provision for income taxes	4,036	(162)	3,874

Net income	$22,928		$18,414

Net earnings per class B ordinary and preferred ordinary share—basic and diluted	$2.07		$1.66

Weighted-average class B preferred ordinary shares and class B ordinary shares (in thousands), respectively used in computing net earnings per share:
Basic and diluted	11,099		11,099

Pro forma basic net earnings per common share from continuing operations	$0.97		$0.73

Pro forma diluted net earnings per common share from continuing operations	$0.94		$0.71

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	23,628		25,146

Diluted	24,421		25,822

(a)
Non-GAAP Adjustment for the three and six month periods ended May 31, 2004 includes non-cash amortization of intangible assets, the related tax effect and expenses recorded in connection with our preparation for the initial public offering. Non-GAAP Adjustment for the six months ended May 31, 2004 also includes the elimination of the bad debt allowance on a supplier loan of $6,000,000 and accrued interest of $933,000 together with the related tax on the accrued interest.

  We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.

  There were no Non-GAAP adjustments to the three and six month periods ending May 31, 2003.

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SIGNATURES
  NEWS RELEASE
Xyratex Ltd Announces Results for Second Quarter 2004 Revenue growth of 43% year over year
XYRATEX GROUP LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
XYRATEX GROUP LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
XYRATEX GROUP LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
XYRATEX GROUP LIMITED UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME
XYRATEX GROUP LIMITED UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME